SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 31 2012
DIVISION OF TRADING & MARKETS

SECU  N

12061716

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SEC FILE NUMBER
8-~~66547~~ 67777

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE
Information Required of Brokers and ealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 AND ENDING 12/31/2011

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
BEST DIRECT SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Peregrine Way
(No. and Street)

Cedar Falls	IA	50613
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Zakrzewski	319-575-5320
(Name)	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Veraja-Snelling & Company
(Name - if individual state last, first, middle names)

1326 Glen Ellyn Road	Glendale Heights	IL	60139
(Street)	(City)	(State)	(Zip Code)

CHECK ONE

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

The accompanying notes are an integral
part of these financial statements

RECEIVED
2012 MAY 31 AM 10:10
SEC / TM

OATH OR AFFIRMATION

I, STEVEN ZAKRZEWSKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BEST Direct Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company, nor any member, partner, proprietor, principal, officer nor director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Signature

President Title

2/27/2012 Date

Subscribed and sworn to before me this

27th day of February, 2012

Notary Public


HAYLEY WIESKAMP
COMMISSION NO. 711010
MY COMMISSION EXPIRES
7/26/13

This report** contains (check all applicable boxes)

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes on Stockholder's Equity or Partners' or Sole Proprietor's Capital
- [x] (f) Statement of Changes in Liabilities Subordinated to claims of General Creditors
- [x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1
- [x] (h) Computation for determination of Reserve Requirements Pursuant to Rule 15c3-3
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [x] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [x] (o) Independent Auditors' Report on Internal Accounting Control
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv)

TABLE OF CONTENTS

VERAJA-SNELLING & COMPANY
Certified Public Accountants
1326 Glen Ellyn Road, Glendale Heights, IL 60139-3206 ● Phone (630) 790-4269 ● Fax: (630) 547-4112

INDEPENDENT AUDITORS' REPORT

To the Shareholder
BEST Direct Securities, LLC
One Peregrine Way
Cedar Falls IA 50613

We have audited the accompanying statement of financial condition of BEST Direct Securities, LLC (an Illinois limited liability company) as of December 31, 2011 and the related statements of income (loss), changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with accounting principles generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of BEST Direct Securities, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 16 through 23 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. The supplementary information on pages 16-20 has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. The supplementary information on pages 21-23 has been subjected to the agreed upon procedures detailed on our agreed upon procedures report on page 21. We were not engaged to, and did not conduct an examination of the information on pages 21-23, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Veraja-Snelling & Company

Glendale Heights, Illinois
February 24, 2012

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (if individual, state last, first, middle name)

VERAJA-SNELLING & COMPANY [70]

ADDRESS

1326 Glen Ellyn Road [71]	Glendale Heights [72]	IL [73]	60139 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE...FOR SEC USE ONLY

WORK LOCATION	REPORT DATE	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

SEC 1696 2 of 16

The accompanying notes are an integral part of these financial statements

BEST DIRECT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS		
Current Assets		
Cash	$	115,951
Receivables from registered brokers - commissions		10,624
Receivables from registered brokers - house account		3,876
Receivables from registered brokers - deposit		30,000
Total current assets		160,451
Fixed Assets		
Equipment (net of $897 accumulated depreciation)		-
Software (net of $1,450 accumulated depreciation)		-
Total fixed assets (net of $2,347 accumulated depreciation)		-
Other assets		
Other receivables		4,824
Prepaid expenses		28,663
Income tax benefit		694,500
Total other assets		727,987
TOTAL ASSETS	$	888,438
LIABILITIES & CAPITAL		
Liabilities		
Accounts payable	$	12,325
Commissions payable		12,248
Payable to parent company		116,437
TOTAL LIABILITIES		141,010
Capital		
Paid in capital		1,945,000
Retained earnings		(890,479)
Net income		(307,093)
TOTAL CAPITAL		747,428
TOTAL LIABILITIES AND CAPITAL	$	888,438

The accompanying notes are an integral part of these financial statements

BEST DIRECT SECURITIES, LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDING DECEMBER 31, 2011

REVENUES		
Trading income (loss)	$	(2,349)
Commission income		244,297
Other income		709
Total revenues		242,657
EXPENSES		
Cost of goods sold		
Clearing fee		44,815
Commission		154,057
Execution fee		473
Referral fee		50
Total cost of goods sold		199,395
Gross profit on sales		43,262
OPERATING EXPENSES		
Broker support		
Audit		1,800
Confirmation		1,752
Data fees		31,245
Education		610
Office supplies		1,061
Printing		1,041
Software usage		65,768
Training		374
Total broker support		103,651
Communication		
Communication		6,428
Courier/shipping		2,635
Telephone		2,173
Total communication		11,236
Personnel		
Salary and benefits		328,523
Employer 401K contribution		1,850
Payroll processing		3,399
Total personnel		333,772
Compliance		
Bond		856
Compliance and registration		977
Equifax ID program		861
Filing fees		4,650
NASDAQ		24,016
Regulatory fees		51,420
Total compliance		82,780
Corporate		
Depreciation		3,656
Dues and subscriptions		1,298
Entertainment & meals		260
Legal		2,302
Travel		8,934
Insurance		15,896
Bank fees		418
Technology and miscellaneous		2,578
Total corporate		35,342
Occupancy		
Rent expense		39,048
Total Occupancy		39,048
Total operating expenses		605,829
Profit (loss) before tax benefit		(562,567)
Tax benefit		255,474
Net Profit (Loss)	$	(307,093)

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BEST DIRECT SECURITIES, LLC

For the period (MMDDYY) from 01/01/11 to 12/31/11

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION))

1. Balance, beginning of period			$	554,522	4240
A. Net income (loss)				(307,093)	4250
B. Additions (Includes non-conforming capital of	$	4262	)	500,000	4260
C. Deductions (Includes non-conforming capital of		4272	)	0	4270
	rounding			(1)	
2. Balance, end of period (From item 1800)			$	747,428	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	0	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)	$	0	4330

The accompanying notes are an integral part of these financial statements

BEST DIRECT SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH PROVIDED/(USED) BY OPERATING ACTIVITIES

Net Income	$ (307,093)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	3,656
(Increase)/decrease in assets	
Receivable from registered brokers-commissions	(10,625)
Receivable from registered brokers-house account	(1,169)
Other receivables	(4,824)
Prepaid expenses	3,591
401K receivable	2,242
Income tax benefit	(255,000)
Depreciation due to Parent	(3,095)
Increase/(decrease) in liabilities	
Accrued expenses - vendor	(15,313)
Accrued 401K expense	(1,834)
Other accrued expenses	(31,525)
Federal income taxes--deferred	(474)
Payable to parent company	85,003
Total cash used in operations	(536,460)
CASH USED BY OPERATING ACTIVITIES	
CASH PROVIDED BY FINANCING ACTIVITIES	
Investment by parent company	500,000
Total cash provided by financing activities	500,000
NET INCREASE IN CASH	(36,460)
CASH AT BEGINNING OF PERIOD	152,411
CASH AT END OF PERIOD	$ 115,951
INCOME TAX BENEFIT	$ 255,000

The accompanying notes are an integral
part of these financial statements

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Best Direct Securities, LLC ("the Company") was formed in the state of Illinois as a limited liability company and filed the Articles of Organization on September 20, 2007. The Company is a broker/dealer registered with the Financial Industry Regulatory Authority ("FINRA") in June of 2008. The Company executes exchange-traded equity securities, OTC equities, equity and index options for its customers.

Securities trading is transacted through Sterne, Agee & Leach, Inc. (Clearing Firm), on a fully disclosed basis. The Company does not carry customer accounts or handle any custodial functions for customers. The Company is a wholly owned subsidiary of Peregrine Financial Group, Inc. (PFG).

As a limited liability company, the Company shall continue in perpetual existence unless dissolved pursuant to the Operating Agreement. The conditions under which the Company may be dissolved only if the Members determine to dissolve the Company, or if the Company has no members and no Interest Holder agrees in writing, within thirty (30) days after the occurrence of the event pursuant to which the last person ceased to be a Member, to become a Member and be bound by the terms and conditions of this agreement. If the Company is dissolved, its affairs shall be wound up in accordance with the Illinois Limited Liability Act. For additional information regarding the Company, please refer to the Operating Agreement.

Basis of Accounting

The Company's financial statements are prepared on the accrual basis of accounting, which conforms to accounting principles generally accepted in the United States of America. Substantially all of the Company's assets and liabilities are carried at fair market value.

Cash Equivalents

For the purposes of the statement of cash flows, the Company's policy for defining cash equivalents are certificates of deposits and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and commonly referred to as "money market funds."

Advertising

The Company's policy is to expense advertising as incurred.

Cash Deposits in Excess of Federally Insured Limits

From time to time, the Company may carry cash deposits in excess of federally insured limits. Management does not believe there is any significant risk of loss from cash.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties, primarily including broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related commission revenue and expenses will be recorded on a settlement date basis. Accounting principles generally accepted in the United States of America normally requires an entity to record securities transactions on a trade date basis, however, a majority of brokers and dealers record most securities transactions on the settlement date rather than on the trade date. Management is of the opinion that the difference is not material to these financial statements.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date will be recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company is included in the consolidated federal income tax return filed by PFG. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred taxes payable or receivable related to the differences between the bases of certain assets and liabilities for financial and income tax reporting has not been recognized because management is of the opinion that the amount is immaterial.

The Company recognizes and measures its unrecognized tax benefits in accordance with FSB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Fixed Assets

Fixed assets are recorded at cost. The cost of fixed assets is depreciated over the estimated useful life of the related asset. Depreciation is computed using the straight line method, which conforms to U.S. generally accepted accounting principles. The useful life of equipment and software for the purpose of computing depreciation is as follows:

Software	3 years
Computer Equipment	3 years

Cost and accumulated depreciation of major classes of assets for 2011 is as follows:

Asset Class		*Cost*		*Accumulated Depreciation*		*Carrying Value at 12/31/2011*
Equipment	$	897	$	897	$	-
Software		1,450		1,450		-
TOTAL	*$*	*2,347*	*$*	*2,347*	*$*	-

Total depreciation expense during 2011 for equipment and software was $214 and $346, respectively. In addition, the Company also incurs depreciation expense for the use of PFG's equipment as described more fully in Note 2.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Peregrine Financial Group, Inc. (PFG). Under an Expense Sharing Agreement, ("the Agreement") the Company reimburses PFG for all expenses related directly to its business activities, as well as a proportionate amount of the shared facilities, totaling $42,048 for the year ended December 31, 2011, of which $3,000 was forgiven. The Company also incurred $3,656 in depreciation expenses for the use of PFG's equipment.

In addition, PFG may also pay for other expenses for the Company, such as salaries, travel, equipment, etc., for which the Company, in turn, reimburses PFG. As these loans are considered short-term in nature, interest is not accrued.

In accordance with this Agreement, the Company also reimburses PFG for the health, life, and medical insurance coverage they receive under PFG's insurance policies. The Company's employees are also entitled to participate in PFG's 401K plan. During the 2011, PFG forgave $47,036 in debt. The total due to PFG at December 31, 2011 was $116,437.

The transactions between the Company and PFG are summarized as follows:

Due to PFG	Balance at 1/1/2011	Additions charges 2011	Deductions Payments 2011	Balance at 12/31/2011
Sharing agreement	$ 43,772	$ 75,415	$ (3,000)	$ 116,187
Other expenses	31,433	-	(31,233)	200
Total	$ 75,205	$ 75,415	$(34,233)	$ 116,387

In addition, the Company shares business insurance and other expenses with Peregrine Diversified Investment Services (PDIV), which is also a wholly owned subsidiary of PFG. At December 31, 2011, the Company was due a receivable from PDIV in the amount of $4,824, as reimbursement for shared expenses.

In addition, at December 31, 2011, the Company was also due commissions in the amount of $2,330 , from Peregrine Gold Silver Alpha Strategy Fund, which is a fund managed by Peregrine Asset Management, Inc., a subsidiary of PFG.

NOTE 3 – OPERATING LEASES AND ADDITIONAL RELATED PARTY TRANSACTION

In February 2011, the Company entered into a lease agreement with Wasendorf Construction, LLC, which is a related entity. The lease calls for base monthly rent equal to $3,504 per month plus all additional direct expenses for a term of 15 years, which amounts to a minimum annual payment of $42,048. During 2011, the Company incurred $42,048, in rental expenses, of which $3,000 was forgiven. The total future minimum lease payments remaining are as follows:

Year		
2012	*$*	42,048
2013		42,048
2014		42,048
2015		42,048
2016		42,048
Future years		339,888
Total future minimum lease payments	$	550,128

NOTE 4– FAIR VALUE

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income of cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

Fair Value Measurements on a Recurring Basis

As of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$115,951	$	$	$115,951
Sterne Agee Test Account	3,876			$3,876
Sterne Agee Deposit acct	30,000			$30,000
Commissions receivable	10,624			$10,624
Other receivables	-	4,824		4,824
Prepaid Expenses		28,663		28,663
Income tax benefit			694,500	694,500
TOTALS	$160,451	$ 33,487	$ 694,500	$888,438
LIABILITIES				
Accounts payable	$ 12,325		$	$ 12,325
Other payables	12,248	-	116,437	128,685
TOTALS	$ 24,573	$ -	$ 116,437	$ 141,010

NOTE 5 – RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2011, consist of the following:

	Receivable	Payable
Clearing deposit	$30,000	$0
Commissions	10,624	
House acct-cash	3,471	
House acct. equities, APL stock	405	
Total	$44,500	$0

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities and cash deposited with the Clearing Firm by the Company.

NOTE 6 – NET CAPITAL REQUIREMENTS

At December 31, 2011, the Company's net capital as computed pursuant to the rules of the FINRA was $ 19,441, which was $14,441 more than the minimum net capital requirement of $5,000.

NOTE 7 – INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company has recognized a tax benefit for operating losses incurred for the year ended December 31, 2011 in the amount of $255,000. The total accumulated tax benefit at December 31, 2011 was $694.500. This tax benefit will be used to offset income tax expenses in future years. In addition, the deferred taxes arising from differences in the depreciation methods used for financial and tax accounting purposes has not been recognized as management is of the opinion that the amount is immaterial.

NOTE 8 – 401(k) PENSION PLAN

The Company participates in a qualified 401(k) pension plan, sponsored by its parent company, PFG. All employees who have attained the age of 19 and have at least one year of service with the Company are eligible to participate. This is a defined contribution plan in which the employee can contribute up to 15% of his or her salary, and the Company matches 25% of the employee's contributions on the first 6%. Employees are immediately 100% vested in their own contributions and vested in the employer's matching contributions as follows:

20% after 2 years of service

40% after 3 years of service

60% after 4 years of service

80% after 5 years of service

100% after 6 years of service

For the year 2011, the Company's matching 401K contribution was $1,850.

NOTE 9 - CLEARING AGREEMENT AND DEPOSIT

The Company has entered into an Introducing Broker Dealer Tri-Party Clearing Agreement with Sterne Agee Clearing (Reintroducing Firm). and its subsidiary, Sterne, Agee & Leach, Inc. (Clearing Firm), a NYSE member firm.

Under this agreement, the Clearing Firm acts as the securities clearing firm for the Company, carrying and clearing, on a fully disclosed basis, the Company's customers' cash and margin accounts that are introduced to the Clearing Firm, with the Company acting as a "correspondent" of the Reintroducing Firm.

In accordance with the terms of this agreement, the Company is required to provide a cash security deposit to be held by the clearing firm in the amount of $30,000.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

As an introducing broker, the Company holds no customer segregated cash or securities balances. Securities transactions are processed by the clearing brokers on a fully disclosed basis. In conjunction with this arrangement, the Company may be contingently liable for unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off balance sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, customer, and/or other counter party with which it conducts business.

In connection with the trading activities of the Company, unsettled trades and sales of securities may expose the Company to off-balance sheet credit risk as a result of market fluctuations. The Company may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded option and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. As of December 31, 2011, the Company had not entered into any transactions involving derivatives or other off-balance sheet financial instruments.

When-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity, but do not reflect the amounts at risk. The credit risk for options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities with counter parties, primarily brokers/dealers. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BEST DIRECT SECURITIES, LLC as of 12/31/11

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 747,428	3480
2.	Deduct ownership equity not allowable for Net Capital				3490
3.	Total ownership equity qualified for Net Capital			747,428	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 747,428	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition	$ 727,987	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(727,987)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			19,441	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	0	3734		
	D. Undue Concentration	0	3650		
	E. Other (List) Loss To Convert	0	3736	-	3740
10.	Net Capital			$ 19,441	3750

Differences between audited financial statements and Company's unaudited FOCUS report, as filed:

As filed		$ 13,188
OWNER EQUITY		
Add: commission payable	(140)	
Add: Accounts payable	(2,533)	
Add: Clearing deposit due	(3,630)	
Add: Additional income	523	
Less: expenses	35,504	
Add: tax benefit	255,000	
		284,724
NONALLOWABLE ASSETS		
Less: Tax benefit	(255,000)	
Less: Prepaid expenses	(28,068)	
Add: Depreciation	560	
Add: 401K payable	4,037	
		(278,471)
Audited Financial Statements		$ 19,441

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BEST DIRECT SECURITIES, LLC as of 12/31/11

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (6-2/3% of line 19)		$	9,401	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A		$	**5,000**	3758
13. Net capital requirement (greater of line 11 or 12)		$	9,401	3760
14. Excess net capital (line 10 less 13)		$	14,441	3770
15. Excess net at 1000% (line 10 less 10% of line 19)		$	5,340	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	141,010	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. market value of securities borrowed for which no equivalent value is paid or credited		3810			
C. Other unrecorded amounts(List)		3820	$ (		3830
19. Total aggregate indebtedness			$	141,010	3840
20. Percentage of aggregate indebtedness to net capital (line 19/ line 10)			%	7.25	3850
21. Percentage of debt to debt-equity total computed i accordance with Rule 15c3-1 (d)			%	0.0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	0	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net captial requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 100 less 24)	$		3910
26. Net capital in excess of the greater of:			
A. 5% OF COMBINED AGGRETATE DEBIT ITEMS OR $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 17400) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

BEST DIRECT SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PERSUANT TO RULE 15c-3
as of December 31, 2011

The company did not handle any customer cash or securities during the year ended December 31, 2011, and does not have any customer accounts.

BEST DIRECT SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
PERSUANT TO RULE 15c-3
as of December 31, 2011

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2011 and does not have any PAIB accounts.

BEST DIRECT SECURITIES, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
as of December 31, 2011

The Company did not handle any customer cash or securities during the year ended December 31, 2011 and does not have any customer accounts.

VERAJA-SNELLING & COMPANY
Certified Public Accountants
1326 Glen Ellyn Road, Glendale Heights, IL 60139-3206 ● Phone (630) 790-4269 ● Fax: (630) 547-4112

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Shareholder
BEST Direct Securities, LLC
One Peregrine Way
Cedar Falls IA 50613

In planning and performing our audit of the financial statements of BEST Direct Securities, LLC for the year ended December 31, 2011, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer activities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Chicago Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Yeragar Snelling & Company

Glendale Heights, Illinois
February 24, 2012

VERAJA-SNELLING & COMPANY
Certified Public Accountants

1326 Glen Ellyn Road, Glendale Heights, IL 60139-3206 • Phone (630) 790-4269 • Fax: (630) 547-4112

INDEPENDENT AUDITORS' REPORT ON AGREED-UPON PROCEDURES RELATED TO SIPC ASSESSMENT RECONCILIATION

To the Shareholder
BEST Direct Securities, LLC
One Peregrine Way
Cedar Falls IA 50613

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by BEST Direct Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and, solely to assist you and the other specified parties in evaluating BEST Direct Securities, LLCcompliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). BEST Direct Securities, Inc.'s management is responsible for the BEST Direct Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Veraja-Snelling & Company

Glendale Heights, Illinois
February 24, 2012

SIPC-7 (33-REV 7/10)

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended ____________, 20____

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067777 FINRA DEC
BEST DIRECT SECURITIES LLC 18*18
1 PEREGRINE WAY
CEDAR FALLS IA 50613-4707

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 612

B. Less payment made with SIPC-6 filed (exclude interest) (67)

7/20/11
Date Paid

C. Less prior overpayment applied (____)

D. Assessment balance due or (overpayment) ____

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ____

F. Total assessment balance and interest due (or overpayment carried forward) $ 545

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ ____

H. Overpayment carried forward $(____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BEST Direct Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 13 day of February, 20 12.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1, 2011
and ending 12-31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 245,005

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 245,005

2e. General Assessment @ .0025 $ 612

(to page 1, line 2.A.)